FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of September, 2004


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)





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


                                   SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


All relevant boxes should be completed in block capital letters.


   1.  Name of company                           2.  Name of shareholder having a major
                                                     interest

       COLT TELECOM GROUP PLC                        The Colt Inc. 2001 Annuity Trust

   3.  Please state whether notification         4.  Name of the registered holder(s) and, if
       indicates that it is in respect of            more than one holder, the number of
       holding of the shareholder named in 2         shares held by each of them
       above or in respect of a non-beneficial
       interest or in the case of an
       individual holder if it is a holding of
       that person's spouse or children under
       the age of 18


   5.  Number of shares  6.  Percentage of       7.  Number of shares/    8.  Percentage of
       /amount of stock      issued class (any       amount of stock          issued class
       acquired              treasury shares         disposed                 (any treasury
                             held by company                                  shares held by
                             should not be                                    company should
                             taken into                                       not be taken
                             account when                                     into account
                             calculating                                      when calculating
                             percentage)                                      percentage)

                                                     823,714 TRANSFER TO          0.055%
                                                     COLT, INC.

    9.  Class of security                        10.  Date of             11.  Date company
                                                      transaction              informed

         ORDINARY                                     7TH SEPTEMBER            8TH SEPTEMBER
                                                      2004                     2004



  12.  Total holding following this               13.  Total percentage holding of issued
       notification                                    class following this notification (any
                                                       treasury shares held by company should
                                                       not be taken into account when
                                                       calculating percentage)

      60,016,438                                            3.97%



  14.  Any additional information               15.  Name of contact and telephone number for
                                                     queries

                                                     ADRIAN GOODENOUGH
                                                     020 7947 1677

  16.  Name and signature of authorised company official
       RESPONSIBLE FOR MAKING THIS NOTIFICATION

       ADRIAN GOODENOUGH

Date of notification 8th September 2004

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 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 08 September, 2004                            COLT Telecom Group plc



                                                     By: ___Jane Forrest___


                                                     Jane Forrest
                                                     Company Secretary